CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2006 MAR 30 P 1:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE





06012064

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

23 March 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	17/03/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

Catlin Group

RECEIVED

2006 MAR 30 P 1:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 17/03/2006

RNS Number:0170A
Catlin Group Limited
17 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

....

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS GLOBAL INVESTORS LTD, GERRARD LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS BANK PLC, BARCLAYS GLOBAL INVESTORS, N.A., WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID. 11X13	667,220
Bank of Ireland Nominees Limited	CREST ID. 11X13	167,000
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	214074	2,585
BANK OF NEW YORK	214075	570,885
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	291,809
BANK OF NEW YORK	367993	183,374
BANK OF NEW YORK	392067	317,615
BANK OF NEW YORK	392498	201,464
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		572,070
BNP PARIBAS		46,790
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	68,066
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16530	38,499

CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	18243	14,994
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284
CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,800,207
CHASE NOMINEES LTD	21359	274,652
CHASE NOMINEES LTD	25772	84,970
CHASE NOMINEES LTD	27793	7,856
CHASE NOMINEES LTD	27800	107,299
CHASE NOMINEES LTD	28270	96,596
CHASE NOMINEES LTD	28270	38,311
CHASE NOMINEES LTD	31961	152,122
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
Clydesdale Nominees HGB0125	120130701	5,000
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		670,773
INVESTORS BANK AND TRUST CO.		1,639,588
INVESTORS BANK AND TRUST CO.		119,645
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		51,319
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		149,581
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	65,814
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	1,186,889
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16621	15,767
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	91,181
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JPMORGAN CHASE BANK		265,931
JPMorgan Chase Bank		44,772
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		28,914
MELLON BANK	ABGFZ872482	355,770
MELLON BANK	TGGF0003002	35,636
Mellon Trust - US CUSTODIAN /		77,110
MELLON TRUST OF NEW ENGLAND		77,438
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	SCO06	37,023
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	63,503
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		104,550
NORTHERN TRUST BANK - BGI SEPA		26,483
NORTHERN TRUST BANK - BGI SEPA		113,141
R C Greig Nominees Limited		1,600
R C Greig Nominees Limited a/c AK1		2,000
STATE STREET	2RJ2	12,587
STATE STREET	JD12	57,735
STATE STREET	JFBL	71,977
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		73,343
The Northern Trust Company - U		52,505
	TOTAL	19,173,863

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

30,801

8. Percentage of issued class

0.02%

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 14 MARCH 2006. "SHARES DISPOSED" IS

DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

17 MARCH 2006

12. Total holding following this notification

19,173,863

13. Total percentage holding of issued class following this notification

11.72%

14. Any additional information

ON 15 MARCH 2006 CATLIN ANNOUNCED ISSUED SHARES ARE NOW 163,623,498 (AN INCREASE OF 7,708,882 SINCE THE PREVIOUS DISCLOSURE AS AT 31 DECEMBER 2005).

....

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

17 MARCH 2006

END
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